SECURITIES AND EXCHANGE COMMISSION
                         450 Fifth Street, N.W.
                         Washington, D.C.  20549

     In the Matter of Cinergy Corp.               CERTIFICATE
     File No. 70-9071                                  OF
                                                  NOTIFICATION

Utility Holding Company Act of 1935 ("PUHCA")

     Cinergy Corp., a registered holding company ("Cinergy"), hereby submits the following information pursuant to rule 24 under PUHCA and the Commission's order dated January 20, 1998 in the above docket (HCAR No. 26819) ("January Order"). (Any capitalized terms not otherwise defined herein have the meanings set forth in the January Order.)

1. At December 31, 1998, Cinergy had issued and outstanding debt secu-rities and guarantees subject to the Debt Cap totaling $1,010,050,000 in aggregate principal amount, consisting of (i) short-term bank notes aggregating $455 million, (ii) commercial paper aggregating $50 million, (iii) notes outstanding associated with letter of credit transactions totaling $10.9 million, (iv) ten-year debentures aggregating $200 million and (v) guarantees aggregating $294.15 million.

2. During the quarterly periods ended September 30 and December 31, 1998, Cinergy engaged in certain derivative transactions in connec tion with the foregoing debentures. The transactions consisted of five Treasury locks. Two of the trade dates occurred on August 27, one each occurred on September 1, 10 and 30. All trades terminated on 12/10/98. The total notional amount was $200 million. Cinergy locked the Treasury component of the debentures at a weighted rate of 4.99%. The credit ratings of the respective counterparties were generic AA. There were no fees associated with the transactions. The underlying security was $200,000,000 principal amount of Cinergy debentures, 6.53% coupon due December 2008.

3. During the quarterly period ended December 31, 1998, Cinergy did not issue any Additional Shares pursuant to the January Order.

4. During the quarterly period ended December 31, 1998, Cinergy did not issue any Additional Shares as gifts or awards to Cinergy sys tem employees.

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                            S I G N A T U R E

       Pursuant to the requirements of PUHCA, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 10, 1999

                                          CINERGY CORP.
                                          By:/s/William L. Sheafer
                                          Vice President & Treasurer